December 30, 2020

By EDGAR

Integra Resources Corp.

Suite 1050 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Dear Sirs/Mesdames:

Integra Resources Corp. Prospectus Supplement dated December 30, 2020 to the Short Form Base Shelf Prospectus dated August 21, 2020

We hereby consent to references to our firm name under the headings "Enforceability of Certain Civil Liabilities", "Documents Filed as Part of the Registration Statement" and "Legal Matters" in this prospectus supplement, which forms part of the registration statement on Form F-10 filed by Integra Resources Corp. with the United States Securities and Exchange Commission (File No. 333-242483) and to the reference to our advice under the heading "Enforceability of Certain Civil Liabilities".

Yours truly,

"CASSELS BROCK & BLACKWELL LLP"

t: 604 691 6100 f: 604 691 6120 cassels.com	Cassels Brock & Blackwell LLP Suite 2200, HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8 Canada